Filed pursuant to Rule 433
Dated September 2, 2014
Registration Nos. 333-189150
333-189150-01

Free Writing Prospectus
(To Preliminary Prospectus Supplement dated September 2, 2014 and Prospectus dated June 7, 2013)

$1,000,000,000 2.350% Senior Notes due 2019

Final Term Sheet

Issuer:	Lloyds Bank plc

Guarantor:	Lloyds Banking Group plc

Expected Ratings*:	A1 / A / A (Negative, Negative, Negative) (Moody’s, S&P, Fitch)

Status:	Senior Unsecured, Unsubordinated

Format/Ranking:	SEC Registered Global Notes – Fixed Rate

Principal Amount:	$1,000,000,000

Pricing Date:	September 2, 2014

Expected Settlement Date:	September 5, 2014 (T+3)

Maturity Date:	September 5, 2019

Coupon:	2.350%

Interest Payment Dates:	Semi-annually on March 5 and September 5, commencing
March 5, 2015

Benchmark Treasury:	UST 1.625% due August 31, 2019

Benchmark Treasury Price/ Yield:	99-22¾ / 1.686%

Spread to Benchmark Treasury:	UST + 67 basis points

Reoffer Yield:	2.356%

Reoffer Price:	99.972%

Underwriting Commissions:	0.300%

Net Proceeds:	$996,720,000

Agreement with Respect to the Exercise of the U.K. Bail-in Power:	By purchasing the Senior Notes, each holder (including each beneficial owner) of the Senior Notes acknowledges, agrees to be bound by and consents to the exercise of any U.K. bail-in power (as defined below) by the relevant U.K. resolution authority that may result in (i) the cancellation of all, or a portion, of the principal amount of, or interest on, the Senior Notes and/or (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Senior Notes into shares or other securities or other obligations of LBG or another person, which U.K. bail-in power may be exercised by means of variation of the terms of the Senior Notes solely to give effect to the above. Each holder (including each beneficial owner) of the Senior Notes further acknowledges and agrees that the rights of the holders under the Senior Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. bail-in power by the relevant U.K. resolution authority expressed to implement such a cancellation or conversion.

For these purposes, a “U.K. bail-in power” is any write-down and/or conversion power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to us or other members of the Group, including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted within the context of a European Union directive or regulation of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms and/or within the context of a U.K. resolution regime by way of amendment to the Banking Act 2009 as the same may be amended from time to time (whether pursuant to the Banking Reform Act 2013 or otherwise), pursuant to which obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled, transferred and/or converted into shares or other securities or obligations of the obligor or any other person (and a reference to the “relevant U.K. resolution authority” is to any authority with the ability to exercise a U.K. bail-in power).

ISIN:	US53944VAB53

CUSIP:	53944VAB5

Day Count Fraction:	30 / 360

Denominations:	$200,000 and integral multiples of $1,000 in excess thereof

Business Days:
Means any day, other than Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York or in the City of London

Business Day Convention:	Following, unadjusted

Expected Listing:	New York Stock Exchange

Joint Book-Running Managers:	Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Lloyds Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Lloyds Banking Group plc and Lloyds Bank plc have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Lloyds Banking Group plc and Lloyds Bank plc have filed with the SEC for more complete information about Lloyds Banking Group plc and Lloyds Bank plc and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Lloyds Banking Group plc and Lloyds Bank plc, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, Deutsche Bank Securities Inc. toll-free at (800) 503-4611, Lloyds Securities Inc. collect at (212) 930-5000, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 and Wells Fargo Securities, LLC toll-free at (800) 326-5897.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.